

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Provides Update on the Ambler Access Project

April 17, 2024 - Vancouver, British Columbia — Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy" or the "Company") is providing an update on the Ambler Access Project - the proposed 211-mile, industrial-use-only road from the Upper Kobuk Mineral Projects to the Dalton Highway that would enable the advancement of exploration and development at the Ambler Mining District, home to some of the world's richest known copper-dominant polymetallic deposits.

On April 16, 2024, the Alaska Industrial Development and Export Authority ("AIDEA") issued a press release in response to media reports indicating the Department of Interior plans to block access to the Ambler Mining District by issuing a "no action" decision. In its press release, AIDEA strongly urges the Department of Interior to comply with federal law and the promises made at statehood to allow access to state lands and minerals for the Ambler Access Road Project.

AIDEA's press release can be found on their website at https://www.aidea.org/About/News-Publications/Press-Releases.

Ambler Metals LLC, our 50/50 joint venture with South32 Limited also responded on April 16, 2024 with a media statement. "We are stunned to hear reports that BLM may deny the Ambler Access Project, which received full federal approval four years ago and would enable safe and responsible domestic production of minerals that are critical for our national security and clean energy technologies," said Kaleb Froehlich, Managing Director of Ambler Metals. "If true, this decision ignores the support of local communities for this project, while denying jobs for Alaskans and critical revenues for a region where youth are being forced to leave because of a lack of opportunity. A denial would also undermine the promise made to Alaskans in the Alaska National Interest Lands Conservation Act, which guaranteed a right-of-way for this crucial project. We strongly urge BLM to reconsider what would clearly be an unlawful and politically motivated decision that goes well beyond the narrow set of issues the courts agreed to allow the agency to address."

With cash totaling over $32 million, including our share of cash at the joint venture, Trilogy is well positioned to engage with our key stakeholders and consider options and next steps.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company which holds a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District — the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, perceived merit of properties and claim blocks, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving our ability to conserve cash, or at all and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2023 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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